Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM APPOINTS JEFFREY M. DAYNO, M.D. AS CHIEF MEDICAL OFFICER

Laval, Québec and Princeton, New Jersey (May 5, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the appointment of Jeffrey M. Dayno, M.D. as Chief Medical Officer. Dr. Dayno will be responsible for leading the clinical activities for Labopharm’s drug development programs, as well as overseeing the Company’s medical affairs functions, including medical information and pharmacovigilance, for all commercialized products.  Dr. Dayno will be based out of Labopharm’s U.S. office in Princeton, New Jersey.

“I am pleased to welcome Dr. Dayno to the Labopharm team,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Dr Dayno brings extensive experience from both the global pharmaceutical industry and clinical practice settings.  With his specialty expertise in neurology, Dr. Dayno is poised to play a critical role in solidifying Labopharm’s medical and clinical platform, particularly as we finalize our plans to launch OLPETRO™ into the U.S. market.”

OLPETRO™, a novel once-daily extended-release formulation of trazodone hydrochloride was approved by the U.S. Food and Drug Administration (FDA) in February, 2010 and will launch in the third quarter of 2010.

Dr. Dayno joins Labopharm from Cephalon, Inc., where he was Vice President, Medical Services overseeing a team of Medical Directors in support of commercial franchises.  Prior to his tenure at Cephalon, Dr. Dayno spent seven years with Merck & Co., Inc. in increasingly senior Medical Services positions, culminating in his role as Senior Director, Medical Services, U.S. Medical & Scientific Affairs.  In addition, Dr. Dayno has held a number of clinical appointments, including Clinical Assistant Professor of Neurology, Jefferson Medical College (Philadelphia) and Medical Director Jefferson Health Systems Stroke Center Network (Philadelphia).

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada. Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

About OLEPTRO™

OLEPTRO™ (trazodone hydrochloride) Extended Release Tablets is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or scored.  CONTRAMID®, in its dry state, acts as a free-flowing, highly compressible powder. When in tablet form and wetted, it forms a long-lasting, uniform surface membrane that is ideally suited to controlled release of orally administered drugs under a broad range of in-body conditions.

Important Safety Information

Antidepressants can increase suicidal thoughts and behaviors in children, adolescents, and young adults. Suicide is a known risk of depression and some other psychiatric disorders. Patients should call their doctor right away if they experience new or worsening depression symptoms, unusual changes in behavior, or thoughts of suicide. Be especially observant within the first few months of treatment or after a change in dose. OLEPTRO™ is not approved for use in pediatric patients.

Warning and Precautions

Patients with major depressive disorder (MDD), both adult and pediatric, may experience worsening of their depression and/or the emergence of suicidal ideation and behavior, or unusual change in behavior, whether or not they are taking antidepressant medications.

Patients should be monitored for clinical worsening and suicidality and for the appearance of any of the following symptoms: anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, and mania.  Families and caregivers should be alerted about the need to monitor patients.

The development of a potentially life-threatening serotonin syndrome, or neuroleptic malignant syndrome (NMS)-like reactions has been reported with antidepressants, and may occur with OLEPTRO™, particularly with concomitant use of other serotoninergic drugs.

PLEASE REFER TO THE FULL PRESCRIBING INFORMATION FOR OLEPTRO™ FOR ADDITIONAL WARNINGS AND PRECAUTIONS AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

Adverse Reactions

The most common adverse reactions (incidence greater than or equal to five percent and twice that of placebo) are: somnolence/sedation, dizziness, constipation, blurred vision.

These are not all the possible adverse events of OLEPTRO™.  PLEASE SEE FULL PRESCRIBING INFORMATION AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:
At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207
For Investor Relations Inquiries:
Lawrence Chamberlain
Investor Relations
Tel:  (416) 815-0700
lchamberlain@equicomgroup.com

For Media Inquiries:
Michael Parks
Vox Medica, Inc.
Tel: (267) 885-3066
mparks@voxmedica.com